                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             EQUITY MARKETING, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    294724109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Kenneth Squire
                         Crown Acquisition Partners, LLC
                         660 Madison Avenue, 15th Floor
                            New York, New York 10021
                                 (212) 207-4100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                                 W. Alex Voxman
                                Latham & Watkins
                        633 West Fifth Street, Suite 4000
                          Los Angeles, California 90071
                                 (213) 485-1234

                                 MARCH 29, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

                        (Continued on the following page)

                               Page 1 of 13 Pages

                                  SCHEDULE 13D

-------------------------                                    -------------------
     CUSIP NO. 294724109                                       PAGE 2 OF 13
-------------------------                                    -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     PETER ACKERMAN
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
NUMBER OF         7    SOLE VOTING POWER
SHARES
BENEFICIALLY           2,611,580 SHARES*
OWNED BY EACH     --------------------------------------------------------------
REPORTING         8    SHARED VOTING POWER
PERSON WITH
                       2,611,580 SHARES*
                  --------------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER

                       2,611,580 SHARES*
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       2,611,580 SHARES*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,611,580 SHARES*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.5% (BASED ON 6,249,767 SHARES OF EQUITY MARKETING, INC.'S COMMON STOCK OUTSTANDING AS OF MARCH 22, 2000)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

* See response to Item 5(a).

                                  SCHEDULE 13D

-------------------------                                    -------------------
     CUSIP NO. 294724109                                       PAGE 3 OF 13
-------------------------                                    -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     JOANNE LEEDOM-ACKERMAN
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
NUMBER OF         7    SOLE VOTING POWER
SHARES
BENEFICIALLY           2,611,580 SHARES*
OWNED BY EACH     --------------------------------------------------------------
REPORTING         8    SHARED VOTING POWER
PERSON WITH
                       2,611,580 SHARES*
                  --------------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER

                       2,611,580 SHARES*
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       2,611,580 SHARES*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,611,580 SHARES*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.5% (BASED ON 6,249,767 SHARES OF EQUITY MARKETING, INC.'S COMMON STOCK OUTSTANDING AS OF MARCH 22, 2000)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

* See response to Item 5(a).

                                  SCHEDULE 13D

-------------------------                                    -------------------
     CUSIP NO. 294724109                                       PAGE 4 OF 13
-------------------------                                    -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     PERRY A. LERNER
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
NUMBER OF         7    SOLE VOTING POWER
SHARES
BENEFICIALLY           2,611,580 SHARES*
OWNED BY EACH     --------------------------------------------------------------
REPORTING         8    SHARED VOTING POWER
PERSON WITH
                       2,611,580 SHARES*
                  --------------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER

                       2,611,580 SHARES*
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       2,611,580 SHARES*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,611,580 SHARES*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.5% (BASED ON 6,249,767 SHARES OF EQUITY MARKETING, INC.'S COMMON STOCK OUTSTANDING AS OF MARCH 22, 2000)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

* See response to Item 5(a).

                                  SCHEDULE 13D

-------------------------                                    -------------------
     CUSIP NO. 294724109                                       PAGE 5 OF 13
-------------------------                                    -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     SOMERVILLE S TRUST
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CALIFORNIA
--------------------------------------------------------------------------------
NUMBER OF         7    SOLE VOTING POWER
SHARES
BENEFICIALLY           2,611,580 SHARES*
OWNED BY EACH     --------------------------------------------------------------
REPORTING         8    SHARED VOTING POWER
PERSON WITH
                       2,611,580 SHARES*
                  --------------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER

                       2,611,580 SHARES*
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       2,611,580 SHARES*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,611,580 SHARES*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.5% (BASED ON 6,249,767 SHARES OF EQUITY MARKETING, INC.'S COMMON STOCK OUTSTANDING AS OF MARCH 22, 2000)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

* See response to Item 5(a).

                                  SCHEDULE 13D

-------------------------                                    -------------------
     CUSIP NO. 294724109                                       PAGE 6 OF 13
-------------------------                                    -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     SANTA MONICA PICTURES, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CALIFORNIA
--------------------------------------------------------------------------------
NUMBER OF         7    SOLE VOTING POWER
SHARES
BENEFICIALLY           2,611,580 SHARES*
OWNED BY EACH     --------------------------------------------------------------
REPORTING         8    SHARED VOTING POWER
PERSON WITH
                       2,611,580 SHARES*
                  --------------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER

                       2,611,580 SHARES*
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       2,611,580 SHARES*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,611,580 SHARES*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.5% (BASED ON 6,249,767 SHARES OF EQUITY MARKETING, INC.'S COMMON STOCK OUTSTANDING AS OF MARCH 22, 2000)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

* See response to Item 5(a).

                                  SCHEDULE 13D

-------------------------                                    -------------------
     CUSIP NO. 294724109                                       PAGE 7 OF 13
-------------------------                                    -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     SOMERVILLE, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC;OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
NUMBER OF         7    SOLE VOTING POWER
SHARES
BENEFICIALLY           2,611,580 SHARES*
OWNED BY EACH     --------------------------------------------------------------
REPORTING         8    SHARED VOTING POWER
PERSON WITH
                       2,611,580 SHARES*
                  --------------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER

                       2,611,580 SHARES*
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       2,611,580 SHARES*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,611,580 SHARES*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.5% (BASED ON 6,249,767 SHARES OF EQUITY MARKETING, INC.'S COMMON STOCK OUTSTANDING AS OF MARCH 22, 2000)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

* See response to Item 5(a).

                                  SCHEDULE 13D

-------------------------                                    -------------------
     CUSIP NO. 294724109                                       PAGE 8 OF 13
-------------------------                                    -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     CROWN ACQUISITION PARTNERS, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
NUMBER OF         7    SOLE VOTING POWER
SHARES
BENEFICIALLY           2,611,580 SHARES*
OWNED BY EACH     --------------------------------------------------------------
REPORTING         8    SHARED VOTING POWER
PERSON WITH
                       2,611,580 SHARES*
                  --------------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER

                       2,611,580 SHARES*
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       2,611,580 SHARES*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,611,580 SHARES*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.5% (BASED ON 6,249,767 SHARES OF EQUITY MARKETING, INC.'S COMMON STOCK OUTSTANDING AS OF MARCH 22, 2000)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

* See response to Item 5(a).

ITEM 1.      SECURITY AND ISSUER.

             This statement relates to the common stock, $.001 par value per share (the "Common Stock"), of Equity Marketing, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 6330 San Vicente Boulevard, California 90048. On March 29, 2000, Crown Acquisition Partners, LLC, a Delaware limited liability company ("Crown Acquisition") entered into that certain Securities Purchase Agreement (the "Purchase Agreement") to acquire (i) 25,000 shares of Series A Senior Cumulative Participating Convertible Preferred Stock, $.001 par value per share, of the Company (the "Series A Preferred Stock"), which are convertible into 1,694,914 shares of Common Stock and (ii) warrants to purchase (a) 12,000 shares of Series B Senior Cumulative Participating Convertible Preferred Stock, $.001 par value per share, of the Company (the "Series B Preferred Stock"), which are convertible into 750,000 shares of Common Stock and (b) 3,000 shares of Series C Senior Cumulative Participating Convertible Preferred Stock, $.001 par value per share, of the Company (the "Series C Preferred Stock" and together with the Series A Preferred Stock and the Series B Preferred Stock, the "Preferred Stock"), which are convertible into 166,666 shares of Common Stock. The Preferred Stock is not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

ITEM 2.      IDENTITY AND BACKGROUND.

             (a) This statement is being filed jointly by Peter Ackerman, an individual, Joanne Leedom-Ackerman, an individual (together with Peter Ackerman, the "Ackermans"), Perry A. Lerner, an individual ("Lerner"), Somerville S Trust, a revocable trust organized in California (the "Trust"), Santa Monica Pictures, LLC, a California limited liability company ("SMP"), Somerville, LLC, a Delaware limited liability company ("Somerville"), and Crown Acquisition Partners, LLC, a Delaware limited liability company ("Crown Acquisition" and together with the Ackermans, Lerner, the Trust, SMP and Somerville, the "Reporting Persons.")

             (b) The address of the principal business of each of the Ackermans, Lerner, the Trust, SMP, and Somerville is 700 Eleventh Street N.W., Washington, D.C. 20001. The address of the principal office of Crown Acquisition is 660 Madison Avenue, 15th Floor, New York, New York 10021. The Trust controls SMP and SMP controls Sommerville. Lerner is the trustee of the Trust and a manager of SMP and Somerville. Jeffrey S. Deutschman is the manager of Crown Acquisition.

             (c) Peter Ackerman's occupation is an investor, and Joanne Leedom-Ackerman's occupation is a writer. The principal business of each of the Trust, SMP and Somerville is investing in companies. The principal business of Crown Acquisition is holding the Preferred Stock of the Company.

             (d) None of the Reporting Persons have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             (e) None of the Reporting Persons have during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f) Peter Ackerman and Joanne Leeedom-Ackerman are citizens of the United States.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             See Item 4 below.

ITEM 4.      PURPOSE OF TRANSACTION.

             On March 29, 2000, Crown Acquisition entered into that certain Securities Purchase Agreement by and between Crown Acquisition and the Company (the "Purchase Agreement") to purchase from the Company an aggregate of (i) 25,000 shares of Series A Preferred Stock and (ii) warrants to purchase 12,000 shares of Series B Preferred Stock and 3,000 shares of Series C Preferred Stock for an aggregate purchase price of $25.0 million. The Purchase Agreement is attached hereto as Exhibit 2 and incorporated by reference herein.

             Pursuant to the Purchase Agreement, the transaction has been structured to close in two stages. At the first closing which took place on March 29, 2000, Crown Acquisition paid the initial purchase price of $11,900,000 as consideration for 11,900 shares of Series A Preferred Stock and warrants to purchase 5,712 shares of Series B Preferred Stock and 1,428 shares of Series C Preferred Stock. The $11,900,00 was funded by a capital contribution from Somerville. The second stage of the transaction will include the purchase of 13,100 shares of Sereies A Preferred Stock and warrants to purchase 6,288 shares of Series B Preferred Stock and 1,572 shares of Series C Preferred Stock for a purchase price of $13,100,000. Prior to this transaction, neither Crown Acquisition nor any of the other Reporting Persons owned any debt or equity securities (including convertible securities) of the Company. After the consummation of both stages of the transaction pursuant to the Purchase Agreement and assuming the exercise of the warrants and the conversion of all the shares of Preferred Stock owned and to be acquired by Crown Acquisition, Crown Acquisition would own 2,611,580 shares of Common Stock, representing approximately 29.5% of the Common Stock based on 6,249,767 shares of Common Stock (excluding outstanding options) outstanding as of March 22, 2000.

             Subject to certain conditions, the holders of the Preferred Stock have the exclusive right, voting separately as a class, to elect two directors to the Board of Directors (and such holders will have the right to elect an additional director if the size of the Board of Directors is increased to include greater than 8 members). Crown Acquisition currently holds 100% of the shares of Preferred Stock after the transaction, and consequently, has designated two individuals -- Peter Ackerman and Jeffrey S. Deutschman -- to the Board of Directors of the Company. Under certain circumstances, holders of Preferred Stock will no longer have the right to elect directors, voting separately as a class. In such case, Crown Acquisition may nevertheless continue to have the right to designate two (or if, applicable, three) directors so long as it holds securities of the Company in excess of certain thresholds set forth in the Purchase Agreement.

             The consummation of the second stage of the Purchase Agreement is conditioned on the expiration or termination of the waiting period imposed under the Hart-Scott-Rodino Improvements Act of 1976, as amended, and the Company's receipt of a determination letter from the National Association of Securities Dealers, Inc. ("NASD") stating that the Company's consummation of the transactions contemplated in the Purchase Agreement do not require stockholder approval. If such a determination is not obtained from the NASD, the Company's consummation of the transaction will be conditioned on the approval of a majority of the votes cast by holders of the outstanding Common Stock.

             In connection with the proposed transaction, Donald A. Kurz and Stephen P. Robeck have each executed a Voting and Irrevocable Proxy Agreement whereby each has agreed, if necessary, to vote (a) for the directors to be designated by Crown Acquisition and nominated by the Company to its slate of Board of Directors, and (b) for the proposed transaction in connection with any stockholder approval that may be required to close the transaction's second stage in the event that the interpretive ruling and confirmation from NASD has not obtained.

             Until the earlier of May 29, 2005 and the date that Crown Acquisition no longer beneficially owns at least 10% of the outstanding capital stock of the Company, calculated on a fully diluted basis, Crown Acquisition will be subject to a standstill provision that will prevent it from acquiring more than 30% of the fully diluted common equity of the Company without the prior written consent to the Company, subject to certain exceptions.

             The Reporting Persons acquired the Preferred Stock and the warrants for investment purposes. The Reporting Persons intend to review their investment in the Company from time to time. Subject to the limitations set forth herein and depending upon (i) the price and availability of the Preferred Stock and the Common Stock, (ii) subsequent developments affecting the Company, (iii) the Company's business and prospects, (iv) other investment and business opportunities available to the Reporting Persons, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, the Reporting Persons may decide to increase or decrease the size of their investment in the Company.

             Except as described in this Schedule 13D, none of the Reporting Persons have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

             (a) On March 29, 2000, Crown Acquisition acquired (i) 11,900 shares of Series A Preferred Stock, which are initially convertible into 806,779 shares of Common Stock and (ii) warrants to purchase 5,712 shares of Series B Preferred Stock, which are initially convertible into 357,000 shares of Common Stock, and 1,428 shares of Series C Preferred Stock, which are initially convertible into 79,333 shares of Common Stock. Pursuant to the second stage of the transaction, Crown Acquisition will acquire an additional (i) 13,100 shares of Series A Preferred Stock, convertible into 888,135 shares of Common Stock and (ii) warrants to purchase 6,288 shares of Series B Preferred Stock, which are convertible into 393,000 shares of Common Stock, and 1,572 shares of Series C Preferred Stock, which are convertible into 87,333 shares of Common Stock. Assuming the exercise of the warrants and the conversion of all shares of Preferred Stock owned and to be acquired by Crown Acquisition into Common Stock, Crown Acquisition would own an aggregate of 2,611,580 shares of Common Stock. After the consummation of both stages of the transactions, assuming exercise of all such warrants and conversion of all such shares of Preferred Stock and based on 6,249,767 shares of Common Stock outstanding as of March 22, 2000, Crown Acquisition's shares would constitute approximately 29.5% of the Common Stock.

             Pursuant to the voting agreements described in Item 6 below, Donald
A. Kurz ("Kurz") and Stephen P. Robeck ("Robeck") are required, in specific circumstances, to vote all of the shares of the Company's Common Stock beneficially held by each such stockholder in favor of the designees of Crown Acquisition for election to the Board of Directors of the Company. Kurz and Robeck also granted a proxy appointing Crown Acquisition as such stockholders' attorney-in-fact and proxy, with full power of substitution, for and in each stockholder's name, to vote, express, consent or dissent, or otherwise to utilize such voting power solely with respect to the election to the Board of Directors of Crown Acquisition's designees as set forth in the preceding sentence. Accordingly, the Reporting Persons may be deemed to share voting power over the shares of Common Stock owned by Kurz and Robeck. In addition, the disposition of the shares of Common Stock owned by Kurz and Robeck is restricted under certain circumstances by the Voting Agreements. Accordingly, the Reporting Persons may be deemed to have shared dispositive power over the shares of Common Stock owned by Kurz and Robeck. After giving effect to the consummation of both stages of the transaction, Kurz and Robeck own an aggregate of 2,560,516 shares of Common Stock, representing approximately 28.9% of the Company' outstanding Common Stock, calculated on a fully diluted basis (and inclusive of approximately 2% that are subject to options held by such individuals). Assuming exercise of the warrants and the conversion of all shares of Preferred Stock owned by Crown Acquisition as described above, following the issuance of such shares, such shares combined with the shares beneficially owned by Kurz and Robeck would number 5,172,096, which would then constitute approximately 58.4% of the Common Stock. The Reporting Persons expressly disclaim any admission that they have beneficial ownership of, or any pecuniary interest in, any shares of Common Stock except the 2,611,580 shares with respect to which they possess sole dispositive power.

             (b) The Trust controls SMP. SMP controls Somerville, which in turn controls Crown Acquisition. Lerner is the trustee of the Trust and in his capacity as a trustee, may be deemed to have shared power to vote or direct the vote, and to dispose or to direct the disposition of the shares of Common Stock. The Ackermans may be deemed to have shared power to vote or direct the vote, and to dispose or to direct the disposition of the shares of Common Stock through their power to revoke the Trust. Following consummation of the second stage of the transaction, Crown Acquisition will have sole voting and dispositive power over 2,611,580 shares of Common Stock (assuming exercise of all warrants and conversion of all shares of Preferred Stock). Crown Acquisition presently has sole voting and dispositive power over 1,243,112 shares of Common Stock. See response to Item 5(a) above.

             (c) None, to the knowledge of the Reporting Persons.

             (d) None, to the knowledge of the Reporting Persons.

             (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


             SECURITIES PURCHASE AGREEMENT

             Pursuant to the Purchase Agreement, Crown Acquisition will purchase certain securities of the Company in two stages. On March 29, 2000, the first closing date, Crown Acquisition paid the Company $11,900,000 as consideration to purchase 11,900 shares of Series A Preferred Stock (having an aggregate liquidation preference of $11,900,000) and warrants to purchase 5,712 shares of Series B Preferred Stock and 1,428 Series C Preferred Stock. If certain conditions are satisfied pursuant to the terms of the Purchase Agreement, on the second closing date (the "Second Closing"), Crown Acquisition is obligated to purchase an additional 13,100 shares of Series A Preferred Stock and warrants to purchase 6,288 shares of Series B Preferred Stock and 1,572 shares of Series C Preferred Stock for an additional purchase price of $13,100,000. The Certificate of Designation of the Preferred Stock and the Purchase Agreement provide for board representation by Crown Acquisition as described in Item 4 above, and the Purchase Agreement contains the standstill provisions described in Item 4 above. The Purchase Agreement contains customary representations and warranties and covenants. In addition, pursuant to the Purchase Agreement, the Company agreed to reimburse Crown Acquisition for certain expenses and to pay Crown Acquisition an aggregate commitment fee of $1,250,000 which is payable in quarterly installments of $62,500.

             VOTING AGREEMENTS

             As described in Items 4 and 5 above, certain stockholders of the Company have agreed, in specific circumstances, to vote all of their shares of Common Stock to elect two nominees of Crown Acquisition to the board of directors of the Company. These stockholders together own approximately 28.9% of the Company's outstanding Common Stock, calculated on a fully diluted basis, after the consummation of both stages of the transaction and assuming the exercise of the warrants and the conversion of all the shares of Preferred Stock owned by Crown Acquisition into Common Stock. In addition, subject to certain exceptions, these stockholders have agreed not to sell any of their shares of Common Stock prior to the earlier to occur of the Second Closing or the date for the Company's stockholder meeting for the purpose of obtaining the approval of the Company's stockholders of the Company's issuance and sale of the additional securities to Crown Acquisition in connection with the Second Closing.

             REGISTRATION RIGHTS AGREEMENT

             Crown Acquisition and the Company entered into a Registration Rights Agreement whereby Crown Acquisition will have certain registration rights with respect to the resale of (i) the Common Stock issuable upon the conversion of the Preferred Stock (including Preferred Stock acquired upon the exercise of the warrants). The Company has granted Crown Acquisition four demand registration rights to require the Company to use its reasonable best efforts to register the resale of these securities.

             In addition, if the Company registers for the resale of shares of Common Stock for the Company's account or for the account of its other stockholders, the Company also may have to include in the registration, shares held by Crown Acquisition. Crown Acquisition has an unlimited number of these "piggyback registration rights."

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1. Joint Filing Agreement, dated as of April 10, 2000, by and among Peter Ackerman, Joanne Leedom-Ackerman, Perry A. Lerner, Somerville S Trust, Santa Monica Pictures, LLC, a California limited liability company, Somerville, LLC, a Delaware limited liability company, and Crown Acquisition Partners, LLC, a Delaware limited liability company.

      Exhibit 2. Securities Purchase Agreement, dated as of March 29, 2000, by and between Crown Acquisition Partners, LLC, a Delaware limited liability company, and Equity Marketing, Inc., a Delaware corporation.

      Exhibit 3. Voting Agreement, dated as of March 29, 2000, by and between Crown Acquisition Partners, LLC, a Delaware limited liability company, and Donald A. Kurz.

      Exhibit 4. Voting Agreement, dated as of March 29, 2000, by and among Crown Acquisition Partners, LLC, a Delaware limited liability company, and Stephen P. Robeck and Robeck 1997 Trust.

      Exhibit 5. Registration Rights Agreement, dated as of March 29, 2000, by and between Crown Acquisition Partners, LLC, a Delaware limited liability company, and Equity Marketing, Inc., a Delaware corporation.

                                   SIGNATURES

             After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April  10, 2000                      PETER ACKERMAN

                                             By:  /s/ PETER ACKERMAN
                                                  ------------------------------
                                                   Peter Ackerman

Dated:  April 10, 2000                       JOANNE LEEDOM-ACKERMAN

                                             By:  /s/ JOANNE LEEDOM-ACKERMAN
                                                  ------------------------------
                                                   Joanne Leedom-Ackerman

Dated:  April  10, 2000                      PERRY A. LERNER

                                             By:  /s/ PERRY A. LERNER
                                                  ------------------------------
                                                   Perry A. Lerner

Dated:  April  10, 2000                      SOMERVILLE S TRUST

                                             By:  /s/ PERRY A. LERNER
                                                  ------------------------------
                                                   Name:   Perry A. Lerner
                                                   Title:  Trustee

Dated:  April 10, 2000                       SANTA MONICA PICTURES, LLC

                                             By:  /s/ PERRY A. LERNER
                                                  ------------------------------
                                                   Name:   Perry A. Lerner
                                                   Title:  Authorized Signatory

Dated:  April 10, 2000                       SOMERVILLE, LLC

                                             By:  /s/ PERRY A. LERNER
                                                  ------------------------------
                                                   Name:   Perry A. Lerner
                                                   Title:  Authorized Signatory

Dated:  April 10, 2000                       CROWN ACQUISITION PARTNERS, LLC

                                             By: /s/ JEFFREY S. DEUTSCHMAN
                                                 ------------------------------
                                                 Name: /s/ Jeffrey S. Deutschman
                                                 Title:  Manager

                                  EXHIBIT INDEX

      Exhibit 1. Joint Filing Agreement, dated as of April 10, 2000, by and among Peter Ackerman, Joanne Leedom-Ackerman, Perry A. Lerner, Somerville S Trust, Santa Monica Pictures, LLC, a California limited liability company, Somerville, LLC, a Delaware limited liability company, and Crown Acquisition Partners, LLC, a Delaware limited liability company.

      Exhibit 2. Securities Purchase Agreement, dated as of March 29, 2000, by and between Crown Acquisition Partners, LLC, a Delaware limited liability company, and Equity Marketing, Inc., a Delaware corporation.

      Exhibit 3. Voting Agreement, dated as of March 29, 2000, by and between Crown Acquisition Partners, LLC, a Delaware limited liability company, and Donald A. Kurz.

      Exhibit 4. Voting Agreement, dated as of March 29, 2000, by and among Crown Acquisition Partners, LLC, a Delaware limited liability company, and Stephen P. Robeck and Robeck 1997 Trust.

      Exhibit 5. Registration Rights Agreement, dated as of March 29, 2000, by and between Crown Acquisition Partners, LLC, a Delaware limited liability company, and Equity Marketing, Inc., a Delaware corporation.